Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
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F +61 (0) 3 9283 3707
Press release

Rio Tinto expands Pilbara Mineral Resources by two billion tonnes
26 November 2010
Rio Tinto has enhanced its strong iron ore position, with new drilling results and ongoing assessment of assets in the Pilbara revealing a 2.0 billion tonne addition to the Mineral Resource base.
This latest work, (drilling, re-interpretation and re-estimation of 14 deposits) has expanded Rio Tinto’s Mineral Resource base in the Pilbara by 2.0 billion tonnes, which will be in addition to the currently reported 14.4 Bt of Mineral Resources (2) and 2.8 billion tonnes of Ore Reserves. (3)
Sam Walsh, chief executive, iron ore and Australia said the expanded resource base would help underpin Rio Tinto’s development of its Pilbara operations to an annual capacity of 333 million tonnes in 2015, and for decades to follow.
“The ongoing technical and study work carried out by Rio Tinto’s iron ore group has led to further increased confidence in Rio Tinto’s Resource position in the Pilbara,” he said.
“Over the last ten years, we have moved to strengthen our ore reserves and mineral resources, having drilled 3.3 million metres. We plan to drill 3.9 million metres in the next five years — a programme unprecedented in the history of the iron ore business, demonstrating our commitment to sustained development in the Pilbara.”
The additions to the Mineral Resources are from:
1.	New deposits added to the Pilbara Mineral Resource base (reported on a 100% basis)
•	Caliwingina (Detritals) 160 Mt @ 61.1% Fe

•	Jimmawurrada (Channel Iron Deposit, CID) 125 Mt @ 55.9% Fe

•	Fortescue Valley (Detritals) 75 Mt @ 61.7% Fe

•	Juna Downs (Marra Mamba, MM) 75 Mt @ 61.9% Fe

•	Welthandalthaluna (High Phosphorus Brockman, HPB) 45 Mt @ 63.4% Fe

•	Brockman 4 (HPB) LG 40 Mt @ 58.9% Fe

•	Marandoo West/South Fortescue (MM) HG 25 Mt @ 60.9% Fe
2.	Updates to the reported Pilbara Mineral Resources (reported on a 100% basis)
•	Caliwingina (CID) 1,380 Mt @ 56.8% Fe (up from 875 Mt @ 57.7% Fe)

•	Syncline 19 (MM) 400 Mt @ 62.0% Fe (up from 135 Mt @ 62.8% Fe)

•	Shivani (MM) 275 Mt @ 61.4% Fe (up from 110 Mt @ 61.6% Fe)

•	Shovelana (HPB) HG 135 Mt @ 62.3% Fe (re-reported as tenure issues resolved)

(1)	Details in the 2009 Rio Tinto Annual Report

(2)	as-at Dec 31 2009 and exclusive of Reserves

(3)	as-at Dec 31 2009 and reported as dry recoverable product.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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•	Shovelana (HPB) BPO 40 Mt @ 58.1% Fe (re-reported as tenure issues resolved)

•	Mesa J (CID): 150 Mt @ 54.8% Fe (additional Mineral Resource)

•	Mesa H (CID): 95 Mt @ 55.4% Fe (up from 30Mt @ 56.6% Fe)

•	Brockman Syncline (MM) HG 190 Mt @ 61.5% Fe (up from 100 Mt @ 61.9% Fe)

•	West Angelas Deposit D (MM) HG 120 Mt @ 61.3% Fe (up from 65 Mt @ 61.7% Fe)
Descriptions of the deposits, the classification, drilling and estimation methods are given in Appendices 1 to 14. As the additional Mineral Resources are typical of Pilbara iron ore mineralisation, cross sections have not been included.
The information in this report that relates to Mineral Resources is based on information compiled by John Phillips who is a member of the Australian Institute of Mining and Metallurgy. John Phillips is a full-time employee of Rio Tinto Iron Ore and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. John Phillips consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
As required by the Australian Stock Exchange, the information presented here contains details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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High resolution photographs and media pack available at: http://www.riotinto.com/media

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Appendix 1: Caliwingina CID and Detritals
(Ownership — Hamersley: 100%)
The Caliwingina Resource is within the Mt Pyrton Project area, which lies 100 km north northwest of Tom Price and is approximately 15 km from the RTIO Tom Price to Dampier railway line. Rio Tinto initially conducted exploration for Channel Iron Deposits (CIDs) in the southern part of Caliwingina using geophysical techniques and an extensive reverse circulation (RC) drilling programme during 2002-2003 which delineated continuous lengths of CID. During 2005/2006 Rio Tinto continued an RC drilling programme to the north following the CID channel to the out-wash area in the Fortescue Valley.
The Caliwingina deposit has been extended and remodelled following additional drilling. The previous Mineral Resource was within CID only; 875Mt @ 56.9% Fe using a cut-off grade of 55% Fe. The new Mineral Resource is shown in the tables below. The drilling defining the mineralisation is 562 percussion and RC holes for 26,854 m on a nominal 500 m by 200 m grid spacing. All drilling was sampled at two metre intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed A 3D geological block model of the domains, including the CID, within the channel was built using 100 m by 100 m by 2 m blocks followed by grade estimation using inverse distance.
Table 1 Caliwingina CID deposit Inferred Mineral Resources (resources defined by domain).

Caliwingina North	Tonnes (Mt)	Fe %	Bulk Density
Inferred	1380 Mt	56.8	2.6
Table 2 Caliwingina detrital deposit Inferred Mineral Resources at a 60% Fe cut-off.

Caliwingina North	Tonnes (Mt)	Fe %	Bulk Density
Inferred	160 Mt	61.1	2.5

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Appendix 2: Jimmawurrada
(Ownership — Hamersley: 53%, Robe JV 47%)
The Jimmawurrada deposit lies within Mining Lease ML248SA Sections 103 and 104 (held by Robe River Mining) and is located approximately 25km south of Pannawonica and abuts the southern margin of the Mesa J mine (Figure 2). Mineralisation is CID and all below the water table. It is overlain by low grade CID lenses, degraded waste CID and recent alluvial material.
Robe River Mining drilled the area from 1991 — 2000 using two metre sampled HQ3 diamond tails from dual-rotary pre-collars. Overall core recovery was >90% and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. Drill spacing is 200 m by 200 m and 800 m by 200 m. Mineralisation extends 4 km along strike, is lenticular in nature and varies from 100 m to 1.5 km across strike. The maximum thickness is approximately 20 m.
A 3D geological model was generated with a parent block size of 100 m by 100 m by 20 m with estimation for all domains by inverse distance. All samples were composited to two metres. Density was populated using values from Mesa J.
Table 3 Jimmawurrada Inferred Mineral Resources at a 55% Fe cut-off

Jimmawurrada	Tonnes (Mt)	Fe %	Bulk Density
Inferred	125	55.9	2.8

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Appendix 3: Fortescue Valley Detritals (also known as the Koodaideri Detritals)
(Ownership — Hamersley: 100%)
The Fortescue Valley Detritals deposits lie within E47/328, E47/421 & E47/487 and are 75km east northeast of the Marandoo Mine. The deposits are Brockman Iron Ore Formation derived detritals in deeply incised palaeochannels within the Wittenoom Formation. Initial drilling was in the 1990s followed by more targeted infill drilling from 2006 — 2008. This drilling has defined several detrital lens, Dales Gorge Detritals, the 186 Zone and the 195 Zone.
The drilling was RC and sampled on two metre intervals. Standard RTIO QA/QC procedures were followed for the 2006 — 2008 drilling. The drilling grids are variable, starting with a 200 m by 200 m grid which has been closed down to 200 m (N-S) by 100 m (E-W) over the mineralised pods. Geological cross sectional interpretation was undertaken then used to produce 3D geological models.
Grade estimation used the multivariate change of support (MVCOS) technique for the key deposits, using a selective mining unit (SMU) of 25 m by 25 m by 10 m. Bulk density figures used are assumed by inference with other similar detrital deposits and are reported as dry.
Table 4 Fortescue Valley Detritals Inferred Mineral Resources at a 60% Fe cut-off

Fortescue Valley
Detritals	Classification	Tonnes (Mt)	Fe %	Bulk Density
Dales Gorge	Inferred	35	61.7	2.8
186 Zone	Inferred	5	61.3	2.8
195 Zone	Inferred	35	61.8	2.8

Total		75	61.7	2.8

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Appendix 4: Juna Downs
(Ownership — Hamersley: 100%)
The Juna Downs project area is located approximately 50 km to the south east of the Marandoo mine, and is surrounded by Karijini National Park on the northern, western and southern sides. It is approximately 30 km west of the Great Northern Highway on the Yampire Gorge — Juna Downs — Packsaddle gravel road. Mineralisation occurs predominantly within the Marra Mamba Iron Formation and in detritals overlying the Marra Mamba and Brockman Iron Formations.
The Marra Mamba resource is defined by an approximate 400 m by 50 m grid, or 500 m by 50 m grid. The Brockman detrital resource is defined by a 200 m by 100 m grid. The total amount of drilling used in the resource estimate was 194 holes for 16,096 m. All drilling was sampled at two metre intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. A 3D geological block model was built using blocks 200 m by 100 m by 10 m and grade estimation was completed using the inverse distance method. Approximately 25% of the Marra Mamba resource and 97% of the detrital resource is above the water table.
Table 5 Juna Downs Brockman detrital Inferred Mineral Resources at a 60% Fe cut-off

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	15	60.9	2.8
Table 6 Juna Downs Marra Mamba Inferred Mineral Resources at a 58% Fe cut-off

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	60	62.1	2.6

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Appendix 5: Welthalandalthuluna
(Ownership — Hamersley: 100%)
The Welthalandalthuluna deposit is within E47/781 and is located approximately 50 km west of the Brockman 4 mine. The exploration work was carried out by Rio Tinto Exploration in 2002 and 2003. Ten diamond holes were drilled for an approximate 300 m by 300 m grid spacing.
Mineralisation is hematite enrichment of the Upper Joffre member of the Brockman Iron Formation and is approximately 1 km (N-S) by 0.5 km (E-W). Geological mapping at a scale of 1:10,000 was undertaken covering most of the outcrop in the tenement. Diamond core recoveries were not documented and sampling intervals were one to two metres within mineralisation.
Geological cross sectional interpretation was used to produce a 3D model. MVCOS was used to estimate grades for the key stratigraphic components using an SMU of 25 m by 25 m by 10 m. Bulk density figures applied are assumed by inference with other similar detrital deposits and are reported as dry.
Table 7 Welthalandalthuluna Inferred Mineral Resources at a 60% Fe cut-off

Welthalandalthuluna	Tonnes (Mt)	Fe %	Bulk Density
Inferred	45	63.4	2.8

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Appendix 6: Brockman 4 Low Grade
(Ownership — Hamersley: 100%)
The Brockman 4 (BS4) low grade mineralisation is part of the existing BS4 resource located 55 km west of Tom Price. The mineralisation is hosted in the Dales Gorge and Joffre members of the Brockman Iron Formation on the southern limb of the Brockman Syncline.
The deposit has been extensively drilled on a 50 m by 50 m grid, defining the mineralisation. BS4 has been modelled using a block size of 25 m by 25 m by 5m and estimated using ordinary kriging.
High grade and Brockman Process Ore (BPO)1 resources have been previously reported for BS4, however, metallurgical test work has identified additional economic low grade resources suitable for beneficiation.
Table 8 Brockman 4 low grade2 resources

	Tonnes (Mt)	Fe %	Bulk Density
Measured	20	58.9	2.6
Indicated	20	59.0	2.6

Total	40	58.9	2.6

[1]	BPO >=50% Fe & <60% Fe and >=3% Al2 O3 and <6% Al2 O3 where geology is Joffre, Dales Gorge or Footwall Zone

[2]	Non-hydrated Dales Gorge, Joffre and Footwall Zone members where iron is between 50% Fe and 60% Fe and alumina <3% Al2 O3 and >=6% Al2 O3

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Appendix 7: Marandoo West
(Ownership — Hamersley: 100%)
The Marandoo West deposits consist of three separate areas of mineralisation to the northwest of the Marandoo Mine. The Mt Bruce Well prospect is located approximately 16 km to the northwest of Marandoo and Area A and Area B are located 37 km northwest of Marandoo (Figure 7). Mineralisation for all these deposits occurs predominantly within the Marra Mamba Iron Formation.
The mineralisation is defined by mapping and drill holes located on a 300 m by 100 m grid, although the grid is incomplete in parts. The total amount of drilling used in the resource estimate was 250 holes for approximately 12,000 m. All drilling was sampled at 1.5 m or 2 m intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. A 3D geological block model was built using blocks 150 m by 25 m by 10 m and grade estimation was completed using the inverse distance method.
Table 9 Marandoo West Mineral Resources at a 58% Fe cut-off

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	25	60.9	2.7

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Appendix 8: Syncline 19
(Ownership — Hamersley: 50%: Hancock: 25%, Wright 25% but subject to ongoing litigation)
The Syncline 19 deposit is located 55 km west northwest of Newman. It is approximately 6 km south of the Newman-Port Hedland highway. The mineralisation is hosted in the Marra Mamba Iron Formation.
The deposit has been extended and remodelled following additional drilling and RTIO’s standard Marra Mamba cut-off grade has been applied. The previous Mineral Resource was 135 Mt @ 62.8% Fe using a cut-off grade of 60% Fe. The new Inferred Mineral Resource is 400 Mt @ 62.0% Fe using a cut-off grade of 58% Fe. The resource is defined by 207 percussion and RC holes on a 400 m by 400 m grid for 19,269 m. All drilling was sampled at two metre intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. Wet samples (that passed checks) were used in the estimate. A 3D geological block model was built using 200 m by 50 m by 5 m blocks and grade estimation was completed using ordinary kriging. Approximately 40% of the resource is above the water table.
Table 10 Syncline 19 Inferred Mineral Resources at a 58% Fe cut-off

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	400	62.0	2.7

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Appendix 9: Shivani
(Ownership — Hamersley: 50%: Hancock: 25%, Wright 25% but subject to ongoing litigation)
The Shivani deposit is located 65 km west northwest of Newman. It is approximately 12 km south of the Newman-Port Hedland highway. The mineralisation is hosted in the Marra Mamba Iron Formation and in detritals overlying this formation.
The deposit has been extended and remodelled following additional drilling and RTIO’s standard Marra Mamba cut-off grade has been applied. The previous resource was 110 Mt @ 61.6% Fe using a cut-off grade of 60% Fe. The new Inferred Mineral Resource is 275 Mt @ 61.4% Fe using a cut-off grade of 58% Fe. The resource is defined by 212 percussion and RC holes on a 400 m by 100 m grid for a total of 18,927 m. All drilling was sampled at two metre intervals, and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. Wet samples (that passed checks) were used in the estimate. A MVCOS model was estimated from the samples using mineralised domains and a block size of 25 m by 25 m by 10 m. Approximately 65% of the resource is above the water table.
Table 11 Shivani Inferred Mineral Resources at a 58% Fe cut-off

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	275	61.4	2.7

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Appendix 10: — Shovelanna
(Ownership — Hamersley: 50%: Hancock: 25%, Wright 25% but subject to ongoing litigation)
The Shovelanna deposit lies to the east of Newman within E46/209. The tenement adjoins the Mining Lease covering the BHP-Billiton Ore-body 18 deposit. The mineralisation is typical Brockman high phosphorus martite-goethite. The deposit had been reported previously and is now being reported again as the tenure issues has been resolved.
Drilling was on a nominal 300 m by 150 m down to 75 m grid with 65 RC holes being drilled for 4,710 m. Sampling was on two and three metre intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed.
A 3D geological block model of the domains was built followed by grade estimation using inverse distance.
Table 12 Shovelanna HG Inferred Mineral Resource at a 60% Fe cut-off.

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	135 Mt	62.3	3.3
Table 13 Shovelanna BPO3 Inferred Mineral Resource

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	40 Mt	58.1	3.3

[3]	BPO >=50% Fe & <60% Fe and >=3% Al2O3 and <6% Al2O3 where geology is Joffre, Dales Gorge or Footwall Zone

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Appendix 11: Mesa J
(Ownership — Hamersley: 53%, Robe JV 47%)
During 2008 and 2009 infill drill programs were undertaken within the Mesa J deposit with a total of 1,315 holes being drilled for 33,729 m. This drilling, along with historical data was re-interpreted identifying additional Mineral Resources within the Mesa J mine lease.
The drilling was carried out using RC hammer with standard RTIO QA/QC practices. Drill spacing ranges from 200 m by 200 m to 50 m by 50 m. The geology was re-interpreted then estimated using OK into parent cells of 25 m by 25 m by 5 m.
The Mineral Resources are made up of two geological domains: TP mineralisation, which is direct shipping material and TPM mineralisation, which may require beneficiation to upgrade to specification. These are reported by the geological domain and no internal cut-off grades have been applied.
Table 14 Mesa J Mineral Resources by domain

		Tonnes (Mt)	Fe %	Bulk Density
TPH	Measured	45	55.4	2.8
	Indicated	15	56.2	2.8
	Inferred	5	56.1	2.8
	TPH Total	65	55.6

TPM	Measured	5	55.2	2.7
	Indicated	75	54.1	2.7
	Inferred	5	55.5	2.7
	TPM Total	85	54.3

	Total	150	54.8	2.7

The mineralisation remains open at the southern end of Mesa J heading into Jimawarruda Creek.

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Appendix 12: Mesa H
(Ownership — Hamersley: 53%, Robe JV 47%)
Mesa H is a continuation of Mesa J immediately to the west of the current mine site. Drilling coverage over the reported area is at 100 m by 100 m grid spacing. The majority of drilling was undertaken during 1998 to 2002 and is a combination of diamond and reverse circulation. The drill holes used to define the reportable area comprised 379 holes for 16,243 m. The majority of drill holes are a combination of dual rotary or RC pre-collars with diamond tails. Dual Rotary (DR) was used to drill through the unconsolidated shingle of the Quaternary cover, while Reverse Circulation (RC) was used in the more stable ground. Sample intervals in the pre-collars are nominally two metres. The diamond drilling method was HQ triple tube wireline (HQ3) using water and polymer mud to produce core with a minimum diameter of 61 mm. All intervals were less than, or equal to, two metres. Absence of QA/QC for the drilling is one of the drivers for the Inferred classification.
The deposit has been extended and remodelled following additional drilling. The inverse distance method has been used with geological control provided by the top and base of the Tertiary Pisolite unit. The previous Mineral Resource was 30 Mt @ 56.6% Fe using no cut-off grade. The new Mineral Resource is 95 Mt @ 55.4% Fe using the current operating Mesa J high grade and low grade cut-offs shown in Table 15.
Table 15 Mesa H Inferred Mineral Resource4:

		Tonnes (Mt)	Fe %	Bulk Density
TP/TPX Inferred	HG	25	57.0	2.8
	LG	70	54.8	2.6

Total		95	55.4	2.7

[4]	High grade: Fe +56%, Al2O3 < 3.5% and SiO2 < 8%. Low grade: Fe 50-56%, Al2O3 3.5-5% and SiO2 < 8%.

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Appendix 13: Brockman Syncline Marra Mamba
(Ownership — Hamersley: 100%)
The Brockman Syncline Marra Mamba deposits are located close to the existing Brockman 4 mine on the southern limb of the Brockman Syncline. The mineralisation is hosted in the Newman Member of the Marra Mamba Iron Formation and detritals. Mineralisation consists of a series of lenses that partially outcrop at surface and dip at 20 — 50 degrees North.
All of the deposits have been previously reported and the previous Mineral Resource was 100 Mt @ 61.9% Fe using a cut-off of 60% Fe. All of the deposits have been remodelled and RTIO’s standard Marra Mamba cut-off grade has been applied. The new resource reported is 190 Mt @ 61.5% Fe using a cut-off of 58% Fe.
The total resource is defined by 245 percussion and RC holes on a grid spacing that varies but is dominantly 400 m by 100 m for a total of 24,783 m. Most drilling was sampled at two metre intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. Wet samples (that passed checks) were used in the estimate. A change of support model was estimated from the samples using mineralised domains and a block size of 25 m by 25 m by 10 m. Approximately 53% of the resource is above the water table.
Table 16 Brockman Syncline Marra Mamba Inferred Mineral Resource at a 58% Fe cutoff

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	190 Mt	61.5	2.7

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Appendix 14: West Angelas Deposit D
(Ownership — Hamersley: 53%, Robe JV 47%)
West Angelas Deposit D is located approximately 135 km west northwest of Newman. It lies along the southern limb of the Wonmunna Anticline. The mineralisation is hosted in the Marra Mamba Iron Formation and in detritals overlying this formation.
An extension of this deposit linking it to Deposit A now has sufficient drilling (88 Percussion and RC holes for a total of 7,380 m on a nominal 400 m by 100 m grid spacing) to define an Inferred Mineral Resource. The previous resource reported was 65 Mt @ 61.7% Fe using a cut-off of 58% Fe. The new resource is 120 Mt @ 61.3% Fe at the same cut-off. All drilling was sampled at two metre intervals and appropriate standard and duplicate check sample methodology, followed by QA/QC analysis was completed. Wet samples (that passed checks) were used in the estimate. A 3D geological block model was built using 50 m by 25 m by 12 m blocks and grade estimation was completed using inverse distance. Approximately 67% of the resource is above the water table.
Table 17 Deposit D Inferred Mineral Resource at a 58% Fe cut-off

	Tonnes (Mt)	Fe %	Bulk Density
Inferred	120 Mt	61.3	2.8